FAIRFAX  News Release
TSX Stock Symbol:  (FFH and FFH.U)

TORONTO, April 28, 2011

NORTHBRIDGE EXECUTIVE CHANGES

Fairfax Financial Holdings Limited (TSX:FFH and FFH.U) announces that Mark Ram has decided to retire as the President and CEO of Fairfax’s wholly-owned Northbridge Financial Corporation subsidiary, effective May 15, 2011.  Mark has been with the Fairfax organization for over twenty years and has been instrumental in its Canadian operations as the President and CEO of Northbridge and, prior thereto, as the President of Markel Insurance Company of Canada.  Mark will continue to be available for consultation as Vice Chairman of Northbridge.

Silvy Wright, who has been with the Fairfax group for sixteen years and is currently the President of Markel, is assuming the office of President and CEO of Northbridge, resulting in a seamless transition.

Prem Watsa, Chairman and CEO of Fairfax, commented, “I want to thank Mark for his outstanding performance and loyalty with Northbridge, Markel and Fairfax over more than twenty years.  As one of our longest serving Presidents in the Canadian property and casualty insurance industry, he has created tremendous value for us.  All of us at Fairfax wish him well in his future endeavours.  We look forward to the future of Northbridge with Silvy Wright at the helm.  Silvy has demonstrated that she has the skills, experience and energy to assume the leadership of Northbridge.”

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:                         John Varnell, Chief Financial Officer, at (416) 367-4941

Media Contact
Paul Rivett, Chief Legal Officer, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946